Filed Pursuant to Rule 433

Registration No. 333-170794

CHASE ISSUANCE TRUST

Class A(2011-1)

Transaction Summary Dated March 31, 2011

Issuing Entity:	Chase Issuance Trust

Notes Offered:	Class A(2011-1)

Principal Amount:	$500,000,000

Interest Rate:	One-Month LIBOR + 0.19 % p.a.

Pricing Date:	March 31, 2011

Expected Issuance Date:	April 7, 2011

First Interest Payment Date:	May 16, 2011

Interest Payment Dates:	monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

Scheduled Principal Payment Date:	March 15, 2013

Legal Maturity Date:	March 16, 2015

Price to Public:	$500,000,000 (or 100.0000%)

Underwriting Discount:	$1,000,000 (or 0.2000%)

Proceeds to the Issuing Entity:	$ 499,000,000 (or 99.8000%)

Selling Concessions:	0.1200%

Reallowance:	0.0600%

Weighted Average Life:	1.94 years

ERISA Eligible:	Yes (subject to important considerations described in the prospectus)

Lead Underwriter:	J.P. Morgan Securities LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. RBC Capital Markets, LLC

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.